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                             May 3, 2023

       Sean Dollinger
       Chief Executive Officer
       LQR House Inc.
       2699 Stirling Road, Suite A-105
       Fort Lauderdale, FL 33312

                                                        Re: LQR House Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 18,
2023
                                                            CIK No. 0001843165

       Dear Sean Dollinger:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Filed April 18, 2023

       Risk Factors, page 10

   1. We note your response to prior comment 18. Please address any risks related to your agreements and/or
transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief
Executive Officer.
       Summary Compensation Table, page 59

   2. Please revise to include appropriate footnote disclosure. Refer to Item 402(n) of
                                                        Regulation S-K.

                                                        You may contact Jeff
Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
 Sean Dollinger
LQR House Inc.
May 3, 2023
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameSean Dollinger                        Sincerely,
Comapany NameLQR House Inc.
                                                        Division of Corporation
Finance
May 3, 2023 Page 2                                      Office of Manufacturing
FirstName LastName